Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

January 22, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc. (CIK No. 0001921158)
Registration Statement on Form F-4
Filed January 12, 2023
File No. 333-276181

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated January 19, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Amendment No.1 to the Company’s Registration Statement on Form F-4 filed on January 12, 2024 (the “Amendment No.1”). In response to the Comment Letter and to update certain information in the Amendment No.1, the Company is filing amendment No.2 to the Registration Statement (the “Amendment No.2”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No.1 to Registration Statement Form F-4 filed January 12, 2024

Questions and Answers About the Business Combination and Special Meeting

What vote is required to approve the Proposal?, page 6

1. We note your disclosure on page 74 that “The Initial Stockholders have agreed to vote in favor of the Business Combination Proposal.” Please disclose the percentage of non-affiliated public shares that would be needed to approve the merger assuming all of the initial stockholders voted for the business combination and if only a quorum of shares are present.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 74 to add the requested disclosure.

Consolidated Statements of Cash Flows, page F-44

2. Your response to prior comment 2 related to the payment for deferred transaction costs is unclear to us. That is, please clarify the balance sheet line item that such amount was recorded and explain why a similar amount is not being adjusted in your pro forma condensed consolidated balance sheet on page 178.  Please advise or revise.

RESPONSE: The Company respectively advises the Staff that the deferred transaction costs (or, deferred offering costs as presented in BitFuFu’s financial statements), were recorded as “Prepayments” in BitFuFu’s consolidated balance sheets. BitFuFu has further revised disclosure under note 5 “Prepayments” of the unaudited interim condensed consolidated financial statements on page F-92 to include a breakdown of prepayment as of December 31, 2022 and June 30, 2023, respectively, to clarify the nature of relevant prepayments. Specifically, the “Prepaid offering cost” in the amount of US$3,075,550 as of June 30, 2023 corresponds to the sum of transaction costs in connection with the Business Combination, in each case as shown in footnotes 7 and 8 of “Prepayments” in the pro forma condensed consolidated balance sheet on page 178 of Amendment No.2.

3. Please disclose amounts of interest and income taxes paid, if any, in accordance with ASC 230-10-50-2 in a note to the Statements of Cash Flows.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-45 and F-77 of Amendment No.2.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

3